Financial Goal Securities, Inc.
Report Pursuant to SEC Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2022

CONTENTS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-37151

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Financial Goal Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35-900 Bob Hope Drive Suite 202
(No. and Street)

Rancho Mirage	CA	92270
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bryan S. Kocen	760-324-4015	bryan@kfginc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan S. Kocen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Goal Secuirites, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please see attached ~~California compliant~~ Acknowledgment / Jurat

Signature: *Bryan S. Kocen*

Title: *President*

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of RIVERSIDE)

On January 12, 2023 before me, INEZ JUAREZ, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared Bryan S. Kocen,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



Signature [signature] **(Seal)**



Inez Juarez
COMM. #2288511
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
My Comm. Expires May 13, 2023



1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Financial Goal Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
January 11, 2023

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash in bank		$ 25,725
Concessions receivable		17,335
Advances to stockholder		118,527
Prepaid fidelity bond		568
Deposit - CRD		2,117
Total assets		$ 164,272

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 1,201
Concessions Payable		4,440
Income Taxes Payable		2,400
Total liabilities		8,041
Guarantees		-
Stockholder's equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	123,398	
Total stockholder's equity		156,231
Total liabilities and stockholder's equity		$ 164,272

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2022

Revenues:		
Concessions - DPP		$ 240,585
Due diligence fees		47,327
Interest		2,502
Total revenues		290,414
Operating expenses:		
Salaries and commissions	$ 188,340	
Professional fees	18,801	
Payroll taxes	11,733	
Regulatory assessments	7,164	
SIPC assessments	1,396	
Overhead reimbursement	59,808	
Other	1,345	
Total expenses		288,587
Income before income taxes		1,827
Income taxes		3,200
Net Loss		$ (1,373)

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	$ 22,833	$124,771	$ 157,604
Net loss for the year ended December 31, 2022	-	-	(1,373)	(1,373)
Balance at end of year	$ 10,000	$ 22,833	$123,398	$ 156,231

The accompanying notes are an integral part of this financial statement.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net loss		$ (1,373)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Decrease in concessions receivable	$ 37,549	
Decrease in prepaids and deposit	(1,239)	
Increase in advances to stockholder	(3 3 ,333)	
Increase in accounts and concessions payable	4,993	
Increase in income taxes payable	2,400	
Total adjustments		10,370
Net cash flows provided by operating activities		8,997
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		8,997
Cash at beginning of year		16,728
Cash at end of year		$ 25,725

SUPPLEMENTAL CASH INFORMATION

Cash payments for:		
Income taxes		$ 550
Interest expense		$ -

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with a branch office in San Diego, California. The Company is a member of FINRA and the SIPC. The Company is in the business of selling private placements and other services.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

The Company earns Concessions fees and Due diligence fees from its private placements. Concessions fees and Due diligence fees are recognized according to the terms of the customer agreement, at the closing date of the private placement transaction, which includes the customer's full payment.

The Company earns ongoing minor Concessions fees and Due diligence fees throughout the private placement investment period. These are recognized in the period received, due to material uncertainties beforehand which represent a variable consideration constraint.

Concessions Receivable

Concessions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary, because probable uncollectible accounts are immaterial.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Current	$ 1,830	$ 1,370	$ 3,200
Deferred	-	-	-
Total	$ 1,830	$ 1,370	$ 3,200

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2022. The Company's Federal and California tax returns are subject to examination for three and four years, respectively, subsequent to their being filed.

(3) RELATED PARTY TRANSACTIONS

The Company had entered into a one-year expense-sharing agreement with a related corporation, whereby the Company secures necessary office space, support staff, equipment, telephone and utilities from the affiliated corporation which are included in a monthly payment of $4,659 through June 30, 2023. A new agreement may be renewed annually. At December 31, 2022 nothing was due. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2022.

The Company also pays commissions to two independent contractors, for services performed, one of whom is a parent of the shareholder of the Corporation. The agreement remains in effect until July 31, 2023, and may be renewed annually thereafter.

Advances to stockholder totaled $118,527 at December 31, 2022; and the weighted average balance was $100,609 for the year then ended based upon the month-end balances. The Company charged an interest rate of 2.5% on these advances and received interest income of $2,502 on these advances for the year ended December 31, 2022. Repayment terms are not documented in writing.

 (4) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2022 or during the year then ended.

 (5)   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

 (6)   RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.   The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(7) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2022, the net capital was $22,124 which exceeded the required minimum capital of $5,000 by $17,124. The aggregate indebtedness to net capital ratio was 0.36 to 1.

FINANCIAL GOAL SECURITIES, INC.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

DECEMBER 31, 2022

Computation of net capital

Common stock	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	123,398	
Total stockholder's equity		**$156,231**
Less: Non-allowable assets		
Prepaid expenses	(568)	
Advances to stockholder	(118,527)	
Deposits	(2,117)	
Receivables, non-allowable portion	(12,895)	
Total non-allowable assets		**(134,107)**
Net Capital		**22,124**

Computation of net capital requirements
Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	$ 536	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		**$17,124**
Aggregate indebtedness		$ 8,041

Ratio of aggregate indebtedness to net capital 0.36 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2022.

See Report of independent
registered public accounting firm

FINANCIAL GOAL SECURITIES, INC.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2022

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provision of SEC Rule 15c3-3 as the Company does not and will not hold customer funds or securities, and that its business activities are, and will remain as private placements and due diligence fees. Accordingly, there are no items to report under the requirements of this Rule.

See Report of independent
registered public accounting firm



DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Financial Goal Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Financial Goal Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Financial Goal Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2022. Financial Goal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Goal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
January 11, 2023

Financial Goal Securities, Inc. Report on
Exemption Provisions Pursuant to 17 C.F.R.
§ 15c3-3(k)
For the Year Ended December 31, 2022



FGS
Financial Goal Securities, Inc.

Bryan S. Kocen
President
Registered Principal

Financial Goal Securities, Inc.
Exemption Report
For the Year Ended December 31, 2022

Financial Goal Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements; and (2) due diligence fees. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Financial Goal Securities, Inc.

I, Byran S. Kocen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Bryan S. Kocen
Title: President

